FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2006

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

Marunouchi Building

4-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-6330

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Press release, Consolidated Financial Results for the Third Quarter Ended December 31, 2005, which was filed with the Tokyo Stock Exchange on February 3, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2006

KONAMI CORPORATION

By:	/s/ Noriaki Yamaguchi
Name: Noriaki Yamaguchi
Title: Executive Vice President and CFO

Consolidated Financial Results

for the Third Quarter Ended December 31, 2005

(Prepared in Accordance with U.S. GAAP)

February 3, 2006

KONAMI CORPORATION

Address:	4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan

Stock code number, TSE:	9766

Ticker symbol, NYSE:	KNM

URL:	www.konami.net

Shares listed:	Tokyo Stock Exchange, New York Stock Exchange, London Stock Exchange and Singapore Exchange

Representative:	Kagemasa Kozuki, Chairman of the Board and Chief Executive Officer

Contact:	Noriaki Yamaguchi, Executive Vice President and Chief Financial Officer (Phone: +81-3-5220-0163)

1.	Preparation Basis for Consolidated Financial Results for the Third Quarter Ended December 31, 2005

(1)	Adoption of U.S. GAAP:	Yes
(2)	Change in accounting policies:	None
(3)	Number of consolidated subsidiaries and affiliated companies accounted for by the equity method
	Number of consolidated subsidiaries:	22
	Number of affiliated companies accounted for by the equity method:	0
(4)	Changes in reporting entities
	Number of consolidated subsidiaries added:	4
	Number of consolidated subsidiaries removed:	9
	Number of affiliated companies added:	0
	Number of affiliated companies removed:	2
(5)	Financial information presented herein was not audited by independent public accountants.

2.	Consolidated Financial Results for the Third Quarter Ended December 31, 2005 and for the Nine Months Ended December 31, 2005

(Amounts are rounded to the nearest million)

(1) Consolidated Results of Operations

(Millions of Yen, except per share data)

	Net revenues	Change	Operating income	Change	Income before income taxes	Change
Third quarter ended December 31, 2005	¥80,679	(1.0)%	¥16,383	2.2%	¥15,593	1.5%
Third quarter ended December 31, 2004	81,494	(1.0)	16,037	20.4	15,355	18.5

Nine months ended December 31, 2005	192,549	(1.5)	23,845	(14.5)	29,928	11.1
Nine months ended December 31, 2004	195,503	(7.9)	27,888	(20.4)	26,941	(23.8)

Year ended March 31, 2005	260,691		28,136		27,442

	Net income	Change	Net income per share (Yen)	Diluted net income per share (Yen)
Third quarter ended December 31, 2005	¥9,676	15.3%	¥74.26	¥74.24
Third quarter ended December 31, 2004	8,389	4.3	70.16	70.16

Nine months ended December 31, 2005	16,640	66.2	127.70	127.68
Nine months ended December 31, 2004	10,015	(47.0)	83.38	83.38

Year ended March 31, 2005	10,486		87.41	87.41

Notes:

1.	Change (%) of net revenues, operating income, income before income taxes, and net income represents the increase or decrease relative to the same period of the previous year

2.	Equity in net income (loss) of affiliated companies

Third quarter ended December 31, 2005:	—	million
Third quarter ended December 31, 2004:	¥135	million
Nine months ended December 31, 2005:	—	million
Nine months ended December 31, 2004:	(2,416)	million
Year ended March 31, 2005:	(6,293)	million

3.	Weighted-average common shares outstanding (consolidated)

Third quarter ended December 31, 2005:	130,307,911	shares
Third quarter ended December 31, 2004:	119,567,336	shares
Nine months ended December 31, 2005:	130,306,094	shares
Nine months ended December 31, 2004:	120,116,594	shares
Year ended March 31, 2005:	119,970,052	shares

(2) Consolidated Financial Position

(Millions of Yen, except per share amounts)

	Total assets	Total stockholders’ equity	Equity-assets Ratio	Total stockholders’ equity per share (Yen)
December 31, 2005	¥319,784	¥140,762	44.0%	¥1,080.22
December 31, 2004	306,874	103,445	33.7	865.78

March 31, 2005	304,321	105,857	34.8	885.97

Note:

Number of shares outstanding (consolidated)

December 31, 2005:	130,308,978	shares
December 31, 2004:	119,481,820	shares
March 31, 2005:	119,481,411	shares

(3) Consolidated Cash Flows

(Millions of Yen)

	Net cash provided by (used in)			Cash and cash equivalents at end of period
	Operating activities	Investing activities	Financing activities
Nine months ended December 31, 2005	¥6,831	¥6,317	¥(29,013)	¥74,764
Nine months ended December 31, 2004	12,300	(11,173)	(11,887)	76,719

Year ended March 31, 2005	27,760	(14,343)	(11,670)	89,583

3. Forecast for the Year Ending March 31, 2006

(Millions of Yen)

	Net revenues	Operating income	Income before income taxes	Net income
Year ending March 31, 2006	¥270,000	¥28,500	¥34,000	¥18,000

Note:

Expected net income per share for the year ending March 31, 2006 is ¥138.13.

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our video game software business, card game business and gaming machine business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our exercise entertainment business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of contingencies.

1. Organizational Structure of the Konami Group

The Konami Group is a conglomerate engaged in the amusement and health industry providing customers with “High Quality Life” and is comprised of KONAMI CORPORATION (“the Company”), its 22 consolidated subsidiaries.

Each of the Company and its subsidiaries is categorized into business segments based on its operations as stated below.

Business segment categorization is based on the same criteria explained below under “6. Segment Information (Unaudited)”. However, Gaming Business Segment changed its name to Gaming & System Business Segment on October 1, 2005, as mentioned note 3 below.

Business Segments	Major Companies
Digital Entertainment (*5)	Domestic (*3)	The Company (*1,2,3,4,6,Note 5,6)
HUDSON SOFT CO., LTD. (*4)
Konami Logistics & Service, Inc. (*8)

Konami Digital Entertainment, Inc. (*7)
Konami of Europe GmbH
	Overseas	Konami Software Shanghai, Inc.
Konami Corporation of Europe B.V.
Konami Marketing (Asia) Ltd.
Hudson Entertainment, Inc. (*4)

Health & Fitness (Note 3)		The Company (Note 5)
Konami Sports Life Corporation (Note 5)
	Domestic	Konami Sports Corporation (Note 5)
Konami Logistics & Service, Inc. (*8)
Two other companies

Gaming & System (Note 3)	Domestic	The Company

	Overseas	Konami Gaming, Inc.
Konami Australia Pty Ltd., One other company

Other (Note 4)	Domestic	Konami Logistics & Service, Inc. (*8)
KPE, Inc. , Konami Real Estate, Inc.
Konami School, Inc., Two other companies

	Overseas	Konami Corporation of America
Konami Corporation of Europe B.V., One other company

Notes:

1.	Companies that have operations categorized in more than one segment are included in each segment in which they operate.
2.	Primary changes in major companies for the year ended December 31, 2005 are as follows.
*1.	The Company merged with Konami Computer Entertainment Studios, Inc., Konami Computer Entertainment Tokyo, Inc., Konami Computer Entertainment Japan, Inc., Konami Online, Inc. and Konami Media Entertainment, Inc. on April 1, 2005.
*2.	The Company merged with Konami Traumer, Inc. on June 1, 2005.
*3.	The Company has sold its entire shares of TAKARA Co., LTD, an equity-method affiliate, and has dissolved its equity relationship on April 25, 2005.
*4.	As a result of the Company’s acceptance of a third party allotment of additional shares on April 27, 2005, HUDSON SOFT CO., LTD, an equity-method affiliate, became a 53.99% owned consolidated subsidiary of the Company. Hudson Entertainment, Inc., a subsidiary of HUDSON CO., LTD, became a consolidated subsidiary of the Company.
*5.	Digital Entertainment segment comprises previous Computer & Video Games segment, Toy & Hobby segment, Amusement segment, online business took over from Konami Online, Inc. and multimedia business took over from Konami Media Entertainment, Inc. on April 1, 2005.
*6.	The Company merged with Konami Marketing Japan, Inc. on October 1, 2005.
*7.	Konami Digital Entertainment, Inc. merged with Konami Marketing, Inc. on October 1, 2005.
*8.	The Company has established a new company, Konami Logistics & Service, Inc, on October 1, 2005.
3.	Gaming segment had changed its name to Gaming & System segment from October 1, 2005.
4.	The Company and Internet Initiative Japan Inc. have established a joint venture company, Internet Revolution Inc. on February 1, 2006.
5.	Konami Sports Life Corporation and Konami Sports Corporation will merge on February 28, 2006, with Konami Sports Corporation as the surviving company. With the completion of the merger, the Company and Konami Sports Corporation will execute a share exchange on March 1, 2006, which will make the Company the sole parent company and Konami Sports Corporation the wholly owned subsidiary.
6.	The company will execute a company separation on March 31, 2006, with the Company as the separating company and a newly established Konami Digital Entertainment Co., Ltd. as the succeeding company.

2. Business Performance and Cash Flows

1. Business Performance

(1) Overview

New markets continued to open up in the entertainment industry, as Nintendo and Sony released new portable game consoles. In the health industry, demand for fitness clubs among middle-aged and senior consumers, our main target market, has been rising as Japan’s population ages. The demand in the gaming industry, such as casinos, is expanding as legalized casino areas increase.

The following is a review of the Company’s performance during the term. In the computer and video game business, in our Digital Entertainment segment, the multiplatform version of the Pro Evolution Soccer series, which was developed for the European market, was released, and global sales of card games generated high sales volumes. As selection and concentration of contents progressed, and there was growth in business, the business recorded improved sales compared to the same period of the previous year.

In the Health & Fitness segment, we expanded our network of sports facilities and, in an effort to further boost quality of service, we made steady progress in installing our original e-XAX IT health management system, primarily in newly-opened Konami Sports Clubs. Many Konami Sports Club members took part in the Honolulu Marathon 2005, which Konami Sports Corporation cosponsored in December 2005.

In the Gaming & Systems segment, in October 2005, we concluded a sales agreement for the Konami Casino Management System with Casiloc, Inc., a casino operator under the management of the government of Quebec in Canada. We plan to continue to expand sales of the system and create a basis which will enable us to earn steady revenue.

As a result, consolidated net revenues stood at ¥ 80,679 million for the three months ended December 31, 2005 (99.0 percent of the figure for the same period of the previous year), and ¥ 192,549 million for the nine months ended December 31, 2005 (98.5 percent of the figure for the same period of the previous year). Consolidated operating income stood at ¥ 16,383 million for the three months ended December 31, 2005 (102.2 percent of the figure for the same period of the previous year), and ¥ 23,845 million for the nine months ended December 31, 2005 (85.5 percent of the figure for the same period of the previous year). Consolidated net income stood at ¥ 9,676 million for the three months ended December 31, 2005 (115.3 percent of the figure for the same period of the previous year) and ¥16,640 million for the nine months ended December 31, 2005 (166.2 percent of the figure in the same period of the previous year).

(2) Group restructuring (merger between subsidiaries, share exchange with subsidiary) and shift to holding company structure by company separation

The Company and two of its subsidiaries, Konami Sports Life Corporation (hereafter referred as “Konami Sports Life”) and Konami Sports Corporation (hereafter referred as “Konami Sports”), based on the basic agreement entered into on November 7, 2005, formally agreed to merge Konami Sports Life into Konami Sports, to effect share exchange between the Company and the merged Konami Sports, and to shift to a holding company structure by company separation at the respective meeting of their Boards of Directors’ held on January 5, 2006, and the related merger agreement, share exchange agreement and separation planning documents were approved in the Extraordinary General Meeting of Shareholders’ held on January 26, 2006.

The merger between Konami Sports Life and Konami Sports will be effected on February 28, 2006 with Konami Sports as a surviving company. On March 1, 2006, the share exchange between the Company and the merged Konami Sports will be executed, in which the Company will become the sole parent company. After this share exchange, Konami Sports will change its registered name to Konami Sports & Life Corporation.

On March 31, 2006, the Company will execute a company separation, in which a newly established wholly owned subsidiary, Konami Digital Entertainment Co., Ltd., will take over Konami’s digital entertainment business and the group will shift to a holding company structure.

The Konami group, under the new holding company structure, will endeavor to increase enterprise value and shareholder value and fulfill the social responsibility of the group by achieving the main objectives as set forth below.

1. Improving management transparency

Konami group will endeavor to strengthen group governance through taking this opportunity to shift to a holding company structure and to build on the work on corporate governance we have actively done until now.

We will pursue management transparency by further strengthening our group management structure, separating the decision and supervision functions of the group, delineating the execution function in each business clearly, speeding up our management decision making and executing business evaluation and allocating management resources from our shareholders’ point of view.

2. Creating a speedy and flexible management structure.

We will make clear the position that each of the Digital Entertainment Business, Health & Fitness Business and Gaming & System Business have within our group and try to respond more speedily and flexibly to changes in each business environment, with each of our group companies pursuing its area of specialty and creativity in each business area. In addition, we will try to create a structure that can execute business tie-ups, capital acquisitions and other activities more quickly.

3. Creating a complete profit responsibility structure.

We will make our profit responsibility structure clear by assessing the profitability of each business more completely.

The holding company will have functions of planning the corporate strategy of the entire group, planning for investment projects through the allocation of management resources and checking the status of business execution within each subsidiary. Business subsidiaries will make timely and speedy decisions in each company’s business area. Thus, we will aim to maximize our business value at the Konami group level.

(3) Performance by Business Segment

Summary of net revenues by business segment:

	Millions of Yen
	Nine months ended December 31, 2004	Nine months ended December 31, 2005
Digital Entertainment	¥123,210	¥124,110
Health & Fitness	59,687	60,859
Gaming & System	8,661	8,000
Other, Corporate and Eliminations	3,945	(420)

Consolidated net revenues	¥195,503	¥192,549

*1	Computer & Video Games Segment, Toy & Hobby Segment and Amusement Segment were recognized as the Digital Entertainment Segment effective April 1, 2005. Thus, records in previous fiscal year are reclassified into the new business segment.
*2	Gaming segment had changed its name to Gaming & System segment from October 1, 2005.

Digital Entertainment segment:

In the computer and video game business, METAL GEAR SOLID 3 SUBSISTENCE and JIKKYOU PAWAFURU PUROYAKYU 12, KETTEIBAN, both for PlayStation2, recorded strong sales in the Japanese market. For portable game consoles, two new software titles were released: METAL GEAR ACID 2 for the PSP, and Pawapurokun Pocket 8 for the Nintendo DS. Overseas, a multiplatform version of the Pro Evolution Soccer series was released in Europe, and has generated larger sales volumes compared to previous year. In the United States, Castlevania: Curse of Darkness and the Dance Dance Revolution series have both enjoyed strong sales.

In the toy & hobby business, the Yu-Gi-Oh! card game series, which has established a strong presence for itself on the global market, continued to record strong sales. Meanwhile the SAZER X toy series, as the third wave in the Choseishin series, was released to coincide with the debut of the TV program which started broadcast this October.

In the Amusement business, “e-AMUSEMENT” service, which brings Konami together with entertainment centers across Japan in a network, we have started a never-before-seen video game called Baseball Heroes, played by using cards with images of professional baseball players, and QUIZ MAGIC ACADEMY III, the latest version of a series of head-to-head online quiz games. Music game series have continued to record strong sales. As for token-operated games, the large-sized horseracing machines GI-HORSEPARK and GI-TURFWILD 2, have both established themselves as market favorites.

In the online business, soccer match-up service became available online in Europe and Japan with the WORLD SOCCER Winning Eleven series. Meanwhile Yu-Gi-Oh! ONLINE, came into full service in April 2005, expanded to Korea in December. Furthermore, we made steady progress in the global expansion of our mobile content distribution services via major carriers based in Japan and around the world. And our mobile site in Japan, Konami Net DX, unveiled online versions of such games as PAWAPURO world, Winning Eleven Mobile, and QUIZ MAGIC ACADEMY, already popular favorites in the home and the arcade.

In the multimedia business, we brought out several guides to playing popular video games, along with sound tracks on CD, which earned favorable reviews. We also released a series of products tied in with our own original animated TV program, GOKUJO SEITOKAI, and also released music CD album JAFRSAX2 by the group JAFROSAX, which performs danceable jazz.

As a result, consolidated net revenues in the Digital Entertainment segment totaled ¥ 57,439 million for the three months ended December 31, 2005, and ¥124,110 million for the nine months ended December 31, 2005.

Health & Fitness segment:

We have two service brands optimized for adults in the fitness club management business, XAX and GRANCISE. They offer a full assortment of services, including relaxing studio programs such as Yoga and Pilates. Meanwhile we have been bringing in the e-XAX IT health management system, which incorporates the Konami Group’s latest technology and has the capability to manage individuals’ personal training routine; to design exercise programs and recommend training techniques better suited to individual members. In this way we encourage customers to make repeat visits keep coming back to our facilities.

Our Undo-Jyuku service brand offers programs optimized for children, the goal of which is to cultivate a sound mind and intellect in a sound body by expanding children’s potential through sports. Through special events at the Nature Child Camp in Hakuba and elsewhere, Undo-Jyuku emphasizes the importance of enjoying regular exercise.

In December 2005 the Konami Sports Tennis School Nishikasai (Tokyo) moved to a dedicated building with four indoor and two outdoor courts.

During the fourth quarter of the fiscal year, three new facilities are slated to open their doors, including the Konami Sports Club Honten Nishinomiya (Hyogo Prefecture), the largest facility in Japan with a fifty-meter regulation-size pool, and two other facilities to be relocated. We will thus continue to expand our Japan-wide network of Konami Sports Clubs while enhancing safety and comfort.

Drawing on the expertise that we have built up over the past thirty years of proven success in running our own facilities, we are helping people in communities everywhere become fitter.

We enhance our services by sponsoring special events, including a special tennis program featuring Shuzo Matsuoka as adviser and by participating in an overseas tour, including the annual Honolulu Marathon.

As a result, consolidated net revenues in the Health & Fitness segment totaled ¥ 20,250 million for the three months ended December 31, 2005, and ¥ 60,859 million for the nine months ended December 31, 2005.

Gaming & Systems segment:

In North America, we concluded a sales agreement for the Konami Casino Management System with Casiloc, Inc., a casino operator under the management of the government of Quebec in Canada on October 2005. Under this agreement Konami equipment will be installed in three casinos located in the province of Quebec (the Casino de Montréal, the Casino du Lac-Leamy, and the Casino de Charlevoix), and a total of some 6,300 slot machines will be linked to a network. We plan to continue to expand sales of system to enable us to earn steady revenue. Sales of the new K2V video slot machine platform, meanwhile, have been steady, and we are taking steps to achieve steady revenues by signing profit-sharing agreements when installing new machines.

Exports to Europe, Asia, and South America have been steady, and we have maintained our presence on the Australian market as well.

As a result, consolidated net revenues in the Gaming & System segment totaled ¥ 3,273 million for the three months ended December 31, 2005, and ¥ 8,000 million for the nine months ended December 31, 2005.

2. Cash Flows

Cash flow summary for the nine months ended December 31, 2005:

	Millions of Yen
	Nine months ended December 31, 2004	Nine months ended December 31, 2005	Year ended March 31, 2005
Net cash provided by operating activities	¥12,300	¥6,831	¥27,760
Net cash provided by investing activities	(11,173)	6,317	(14,343)
Net cash used in financing activities	(11,887)	(29,013)	(11,670)
Effect of exchange rate changes on cash and cash equivalents	594	1,046	951
Net increase (decrease) in cash and cash equivalents	(10,166)	(14,819)	2,698
Cash and cash equivalents, end of the period	76,719	74,764	89,583

Cash and cash equivalents (hereafter referred as “cash”) for the three months ended December 31, 2005, amounted to ¥ 74,764 million, a decrease of ¥ 14,819 million compared to the fiscal year ended March 31, 2005.

Cash flows from operating activities:

Net cash provided by operating activities amounted to ¥ 6,831 million for the nine months ended December 31, 2005. Net income increased substantially compared to the nine months ended December 31, 2004. However, as a result of a gain on sale of shares of an affiliated company of ¥ 6,917 million, which do not effect cash flow from operating activities and the increase in deferred income taxes which is included in the net income, net cash provided by operating activities for the nine months ended December 31, 2005 has decreased ¥ 5,469 million compared to the nine months ended December 31, 2004.

Cash flows from investing activities:

Net cash provided by operating activities amounted to ¥ 6,317 million for the nine months ended December 31, 2005. This was primarily due to proceeds from sales of shares of affiliated companies of ¥ 11,016 million, proceeds from sales of property and equipment of ¥ 2,545 million and ¥ 7,154 million in capital expenditures. As a result, increase in ¥ 17,490 million was recognized compared to nine months ended December 31, 2004.

Cash flows from financing activities:

Net cash used in financing activities amounted to ¥ 29,013 million for the nine months ended December 31, 2005. This was primarily due to the redemption of bonds of ¥ 15,000 million and from dividends paid of ¥ 6,902 million. As a result, increase of ¥ 17,126 million in cash used in financing activities was recognized compared to the nine months ended December 31, 2004.

3. Consolidated Balance Sheets (Unaudited)

	Millions of Yen						Thousands of U.S. Dollars
	December 31, 2004		December 31, 2005		March 31, 2005		December 31, 2005
		%		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥76,719		¥74,764		¥89,583		$633,271
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥795 million, ¥523 million ($4,430 thousand) and ¥604 million at December 31, 2004, December 31, 2005 and March 31, 2005, respectively	40,352		41,894		33,577		354,853
Inventories	22,479		22,091		15,488		187,117
Deferred income taxes, net	14,456		14,635		18,392		123,962
Prepaid expenses and other current assets	8,020		8,940		4,898		75,725

Total current assets	162,026	52.8	162,324	50.8	161,938	53.2	1,374,928

PROPERTY AND EQUIPMENT, net	47,381	15.4	51,246	16.0	46,595	15.3	434,068

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	148		260		165		2,202
Investments in affiliates	9,713		—		5,184		—
Identifiable intangible assets	46,344		45,913		45,991		388,895
Goodwill	463		15,471		849		131,044
Lease deposits	23,481		24,829		24,216		210,308
Other assets	17,318		19,741		19,383		167,212

Total investments and other assets	97,467	31.8	106,214	33.2	95,788	31.5	899,661

TOTAL ASSETS	¥306,874	100.0	¥319,784	100.0	¥304,321	100.0	$2,708,657

	Millions of Yen						Thousands of U.S. Dollars
	December 31, 2004		December 31, 2005		March 31, 2005		December 31, 2005
		%		%		%
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	¥7,118		¥9,244		¥8,582		$78,299
Current portion of long-term debt and capital lease obligations	17,735		24,166		16,727		204,693
Trade notes and accounts payable	17,623		18,663		16,134		158,081
Accrued income taxes	25,320		23,828		28,372		201,830
Accrued expenses	21,799		18,265		19,875		154,709
Deferred revenue	5,808		5,694		5,396		48,230
Other current liabilities	5,180		5,577		4,741		47,237

Total current liabilities	100,583	32.8	105,437	33.0	99,827	32.8	893,079
LONG-TERM LIABILITIES:
Long-term debt and capital lease obligations, less current portion	52,133		33,248		52,780		281,620
Accrued pension and severance costs	2,393		2,605		2,344		22,065
Deferred income taxes, net	20,757		15,383		16,147		130,298
Other long-term liabilities	2,302		6,266		1,879		53,075

Total long-term liabilities	77,585	25.3	57,502	18.0	73,150	24.0	487,058

TOTAL LIABILITIES	178,168	58.1	162,939	51.0	172,977	56.8	1,380,137

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	25,261	8.2	16,083	5.0	25,487	8.4	136,228

COMMITMENTS AND CONTINGENCIES	—	—	—	—	—	—	—

STOCKHOLDERS’ EQUITY:
Common stock, no par value- Authorized 450,000,000 shares; issued 128,737,566 shares at December 31, 2004 and March 31, 2005, 139,531,708 shares at December 31, 2005	47,399	15.4	47,399	14.7	47,399	15.6	401,482
Additional paid-in capital	46,736	15.2	70,391	22.0	46,736	15.4	596,231
Legal Reserve	—	—	207	0.1	—	—	1,753
Retained earnings	37,308	12.2	47,243	14.8	37,776	12.4	400,161
Accumulated other comprehensive income	272	0.1	3,694	1.2	2,217	0.7	31,289

Total	131,715	42.9	168,934	52.8	134,128	44.1	1,430,916
Treasury stock, at cost- 9,255,746 shares, 9,222,730 shares and 9,256,155 shares at December 31, 2004, December 31, 2005 and March 31, 2005, respectively	(28,270)	(9.2)	(28,172)	(8.8)	(28,271)	(9.3)	(238,624)

Total stockholders’ equity	103,445	33.7	140,762	44.0	105,857	34.8	1,192,292

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	¥306,874	100.0	¥319,784	100.0	¥304,321	100.0	$2,708,657

4. Consolidated Statements of Operations (Unaudited)

(For the nine months ended December 31, 2005)

	Millions of Yen						Thousands of U.S. Dollars
	Nine months ended December 31, 2004		Nine months ended December 31, 2005		Year ended March 31, 2005		Nine months ended December 31, 2005
		%		%		%
NET REVENUES:
Product sales revenue	¥136,953		¥136,410		¥183,030		$1,155,429
Service revenue	58,550		56,139		77,661		475,513

Total net revenues	195,503	100.0	192,549	100.0	260,691	100.0	1,630,942

COSTS AND EXPENSES:
Costs of products sold	81,192		76,255		114,547		645,900
Costs of services rendered	49,625		54,080		65,816		458,072
Selling, general and administrative	36,798		38,369		52,192		324,996

Total costs and expenses	167,615	85.7	168,704	87.6	232,555	89.2	1,428,968

Operating income	27,888	14.3	23,845	12.4	28,136	10.8	201,974

OTHER INCOME (EXPENSES):
Interest income	334		544		518		4,608
Interest expense	(703)		(753)		(971)		(6,378)
Gain on sale of shares of an affiliated company	—		6,917		563		58,589
Other, net	(578)		(625)		(804)		(5,295)

Other income (expenses), net	(947)	(0.5)	6,083	3.1	(694)	(0.3)	51,524

INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	26,941	13.8	29,928	15.5	27,442	10.5	253,498
INCOME TAXES	11,987	6.1	12,701	6.6	7,902	3.0	107,581
INCOME BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	14,954	7.7	17,227	8.9	19,540	7.5	145,917
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	2,523	1.3	587	0.3	2,761	1.1	4,972
EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	(2,416)	(1.3)	—	—	(6,293)	(2.4)	—

NET INCOME	¥10,015	5.1	¥16,640	8.6	¥10,486	4.0	$140,945

PER SHARE DATA:

	Yen			U.S. Dollar
	Nine months ended December 31, 2004	Nine months ended December 31, 2005	Year ended March 31, 2005	Nine months ended December 31, 2005
Basic net income per share	¥83.38	¥127.70	¥87.41	$1.08
Diluted net income per share	83.38	127.68	87.41	1.08

Weighted-average common share outstanding	120,116,594	130,306,094	119,970,052

(For the third quarter ended December 31, 2005)

	Millions of Yen				Thousands of U.S. Dollars
	Third quarter ended December 31, 2004		Third quarter ended December 31, 2005		Third quarter ended December 31, 2005
		%		%
NET REVENUES:
Product sales revenue	¥62,020		¥62,033		$525,436
Service revenue	19,474		18,646		157,937

Total net revenues	81,494	100.0	80,679	100.0	683,373

COSTS AND EXPENSES:
Costs of products sold	35,783		32,217		272,887
Costs of services rendered	16,420		17,508		148,297
Selling, general and administrative	13,254		14,571		123,421

Total costs and expenses	65,457	80.3	64,296	79.7	544,605

Operating income	16,037	19.7	16,383	20.3	138,768

OTHER INCOME (EXPENSES):
Interest income	95		179		1,516
Interest expense	(228)		(222)		(1,880)
Other, net	(549)		(747)		(6,327)

Other income (expenses), net	(682)	(0.9)	(790)	(1.0)	(6,691)

INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	15,355	18.8	15,593	19.3	132,077
INCOME TAXES	6,168	7.5	5,534	6.8	46,875
INCOME BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	9,187	11.3	10,059	12.5	85,202
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	933	1.1	383	0.5	3,244
EQUITY IN NET INCOME OF AFFILIATED COMPANIES	135	0.1	—	—	—

NET INCOME	¥8,389	10.3	¥9,676	12.0	$81,958

PER SHARE DATA:

	Yen		U.S. Dollar
	Third quarter ended December 31, 2004	Third quarter ended December 31, 2005	Third quarter ended December 31, 2005
Basic net income per share	¥70.16	¥74.26	$0.63
Diluted net income per share	70.16	74.24	0.63

Weighted-average common share outstanding	119,567,336	130,307,911

5. Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen			Thousands of U.S. Dollars
	Nine months ended December 31, 2004	Nine months ended December 31, 2005	Year ended March 31, 2005	Nine months ended December 31, 2005
Cash flows from operating activities:
Net income	¥10,015	¥16,640	¥10,486	$140,945
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	6,506	8,502	9,360	72,014
Allowance (Reversal) for doubtful receivables	127	(108)	(400)	(915)
Loss on sale or disposal of property and equipment, net	985	(521)	1,553	(4,413)
Loss on sale of marketable securities	46	—	46	—
Gain on sales of shares of an affiliated company	—	(6,917)	(563)	(58,589)
Equity in net loss of affiliated companies	2,416	—	6,293	—
Minority interest	2,523	587	2,761	4,972
Deferred income taxes	904	2,971	(7,615)	25,165
Change in assets and liabilities, net of business acquired:
Decrease (increase) in trade notes and accounts receivable	(15,477)	(7,286)	(5,632)	(61,714)
Decrease (increase) in inventories	(4,729)	(4,134)	2,949	(35,016)
Increase (decrease) in trade notes and accounts payable	1,498	2,889	352	24,471
Increase (decrease) in accrued income taxes	1,908	(4,462)	4,954	(37,794)
Increase (decrease) in accrued expenses	3,277	(454)	617	(3,846)
Increase (decrease) in deferred revenue	(228)	298	(640)	2,524
Other, net	2,529	(1,174)	3,239	(9,944)

Net cash provided by operating activities	12,300	6,831	27,760	57,860
Cash flows from investing activities:
Proceeds from sales of shares of affiliated companies	—	11,016	1,407	93,308
Capital expenditures	(11,270)	(7,154)	(15,818)	(60,596)
Proceeds from sales of property and equipment	566	2,545	696	21,557
Proceeds from sales of investments in marketable securities	22	—	22	—
Acquisition of new subsidiaries, net of cash acquired	—	1,433	—	12,138
Decrease (increase) in lease deposits, net	158	(205)	(542)	(1,736)
Expenditure from acquisition of minority interests	—	(695)	—	(5,887)

Other, net	(649)	(623)	(108)	(5,277)

Net cash provided by (used in) investing activities	(11,173)	6,317	(14,343)	53,507
Cash flows from financing activities:
Net increase (decrease) in short-term borrowings	4,533	(4,387)	6,001	(37,159)
Repayments of long-term debt	(820)	(870)	(1,177)	(7,369)
Principal payments under capital lease obligations	(1,712)	(1,764)	(2,255)	(14,942)
Redemption of bonds	—	(15,000)	—	(127,054)
Dividends paid	(7,652)	(6,902)	(7,963)	(58,462)
Purchases of treasury stock by parent company	(2,604)	(30)	(2,605)	(254)
Purchases of treasury stock by subsidiaries	(3,574)	—	(3,593)	—
Other, net	(58)	(60)	(78)	(508)

Net cash used in financing activities	(11,887)	(29,013)	(11,670)	(245,748)
Effect of exchange rate changes on cash and cash equivalents	594	1,046	951	8,860
Net increase (decrease) in cash and cash equivalents	(10,166)	(14,819)	2,698	(125,521)
Cash and cash equivalents, beginning of the period	86,885	89,583	86,885	758,792

Cash and cash equivalents, end of the period	¥76,719	¥74,764	¥89,583	$633,271

6. Segment Information (Unaudited)

a . Operations in Different Industries

(Nine months ended December 31)

Nine months ended December 31, 2004	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥122,752	¥59,474	¥8,661	¥4,616	¥195,503
Intersegment	458	213	—	(671)	—

Total	123,210	59,687	8,661	3,945	195,503
Operating expenses	94,019	57,205	7,572	8,819	167,615

Operating income (loss)	¥29,191	¥2,482	¥1,089	¥(4,874)	¥27,888

Nine months ended December 31, 2005	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥122,943	¥60,794	¥8,000	¥812	¥192,549
Intersegment	1,167	65	—	(1,232)	—

Total	124,110	60,859	8,000	(420)	192,549
Operating expenses	92,481	59,171	7,684	9,368	168,704

Operating income (loss)	¥31,629	¥1,688	¥316	¥(9,788)	¥23,845

Nine months ended December 31, 2005	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$1,041,360	$514,942	$67,762	$6,878	$1,630,942
Intersegment	9,885	550	—	(10,435)	—

Total	1,051,245	515,492	67,762	(3,557)	1,630,942
Operating expenses	783,339	501,194	65,085	79,350	1,428,968

Operating income (loss)	$267,906	$14,298	$2,677	$(82,907)	$201,974

(Year ended March 31, 2005)

Year ended March 31, 2005	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥162,797	¥78,843	¥11,641	¥7,410	¥260,691
Intersegment	874	263	2	(1,139)	—

Total	163,671	79,106	11,643	6,271	260,691
Operating expenses	131,018	77,059	10,201	14,277	232,555

Operating income (loss)	¥32,653	¥2,047	¥1,442	¥(8,006)	¥28,136

(Third quarter ended December 31)

Third quarter ended December 31, 2004	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥58,263	¥19,755	¥2,763	¥713	¥81,494
Intersegment	47	154	—	(201)	—

Total	58,310	19,909	2,763	512	81,494
Operating expenses	41,509	19,167	2,431	2,350	65,457

Operating income (loss)	¥16,801	¥742	¥332	¥(1,838)	¥16,037

Third quarter ended December 31, 2005	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥57,079	¥20,241	¥3,273	¥86	¥80,679
Intersegment	360	9	—	(369)	—

Total	57,439	20,250	3,273	(283)	80,679
Operating expenses	38,858	19,243	2,960	3,235	64,296

Operating income (loss)	¥18,581	¥1,007	¥313	¥(3,518)	¥16,383

Third quarter ended December 31, 2005	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$483,475	$171,447	$27,723	$728	$683,373
Intersegment	3,049	76	—	(3,125)	—

Total	486,524	171,523	27,723	(2,397)	683,373
Operating expenses	329,138	162,993	25,072	27,402	544,605

Operating income (loss)	$157,386	$8,530	$2,651	$(29,799)	$138,768

Notes:	1.	Primary businesses of each segment are as follows:
Digital Entertainment Segment: Digital Entertainment Segment contains former three business segments, Computer & Video Games, Toy & Hobby and Amusement, and two new business areas, Online and Multimedia to respond to the change on the digital entertainment market.
		Computer & Video Games:	Production, manufacture and sale of video game software for consoles.
Production of contents for mobile phones.
Distribution of video game software produced by third parties.
Production of online game software.
		Toy & Hobby:	Planning, production, manufacture and sale of card games, electronic toys, toys for boys, candy toys, figures, character goods and others.
		Amusement:	Planning, manufacture and sale of the content for amusement facilities such as video games and token-operated games.
		Online:	Creation of systems for online games.
Management and operation of online servers.
Distribution of the content for mobile phones.
		Multimedia:	Planning, production and sale of the products related to music and video.
Planning, production and sale of books and magazines.
		Health & Fitness Segment:	Management of fitness centers.
Production manufacture and sale of gaming machines and health-related products.
		Gaming & System Segment:	Production manufacture and sale of gaming machines for casinos and casino management systems.
	2.	Computer & Video game Segment, Toy & Hobby Segment and Amusement Segment were reorganized to Digital Entertainment Segment effective on April 1, 2005. Thus, records in previous fiscal year are reclassified into new business segment.
	3.	“Other” consists of segments which do not meet the quantitative criteria for separate presentation under SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information.”
	4.	“Corporate” primarily consists of administrative expenses of the Company.
	5.	“Eliminations” primarily consist of eliminations of intercompany sales and of intercompany profits on inventories.
	6.	Intersegment revenues primarily consist of Digital Entertainment segment to Health & Fitness segment sales of hardware and components from Amusement Health & Fitness.
	7.	Gaming segment had changed its name to Gaming & System segment from October 1, 2005.

b . Operations in Geographic Areas

(Nine months ended December 31)

Nine months ended December 31, 2004	Japan	Americas	Europe	Asia /Oceania /Others	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥131,306	¥32,840	¥25,472	¥5,885	¥195,503	—	¥195,503
Intersegment	44,336	1,083	48	154	45,621	¥(45,621)	—

Total	175,642	33,923	25,520	6,039	241,124	(45,621)	195,503
Operating expenses	153,070	31,928	22,287	4,940	212,225	(44,610)	167,615

Operating income	¥22,572	¥1,995	¥3,233	¥1,099	¥28,899	¥(1,011)	¥27,888

Nine months ended December 31, 2005	Japan	Americas	Europe	Asia /Oceania /Others	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥139,491	¥22,489	¥24,277	¥6,292	¥192,549	—	¥192,549
Intersegment	23,885	1,026	349	196	25,456	¥(25,456)	—

Total	163,376	23,515	24,626	6,488	218,005	(25,456)	192,549
Operating expenses	142,238	23,655	23,049	5,199	194,141	(25,437)	168,704

Operating income	¥21,138	¥(140)	¥1,577	¥1,289	¥23,864	¥(19)	¥23,845

Nine months ended December 31, 2005	Japan	Americas	Europe	Asia /Oceania /Others	Total	Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$1,181,526	$190,488	$205,633	$53,295	$1,630,942	—	$1,630,942
Intersegment	202,313	8,690	2,956	1,660	215,619	$(215,619)	—

Total	1,383,839	199,178	208,589	54,955	1,846,561	(215,619)	1,630,942
Operating expenses	1,204,794	200,364	195,231	44,037	1,644,426	(215,458)	1,428,968

Operating income	$179,045	$(1,186)	$13,358	$10,918	$202,135	$(161)	$201,974

(Year ended March 31, 2005)

Year ended March 31, 2005	Japan	Americas	Europe	Asia /Oceania /Others	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥176,566	¥41,480	¥34,878	¥7,767	¥260,691	—	¥260,691
Intersegment	57,123	1,593	450	419	59,585	¥(59,585)	—

Total	233,689	43,073	35,328	8,186	320,276	(59,585)	260,691
Operating expenses	211,500	41,682	32,207	6,684	292,073	(59,518)	232,555

Operating income	¥22,189	¥1,391	¥3,121	¥1,502	¥28,203	¥(67)	¥28,136

(Third quarter ended December 31)

Third quarter ended December 31, 2004	Japan	Americas	Europe	Asia /Oceania /Others	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥45,630	¥18,418	¥15,373	¥2,073	¥81,494	—	¥81,494
Intersegment	22,627	231	—	111	22,969	¥(22,969)	—

Total	68,257	18,649	15,373	2,184	104,463	(22,969)	81,494
Operating expenses	58,185	16,831	12,375	1,752	89,143	(23,686)	65,457

Operating income	¥10,072	¥1,818	¥2,998	¥432	¥15,320	¥717	¥16,037

Third quarter ended December 31, 2005	Japan	Americas	Europe	Asia /Oceania /Others	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥49,159	¥10,131	¥19,157	¥2,232	¥80,679	—	¥80,679
Intersegment	12,489	145	327	132	13,093	¥(13,093)	—

Total	61,648	10,276	19,484	2,364	93,772	(13,093)	80,679
Operating expenses	49,175	10,098	16,126	1,931	77,330	(13,034)	64,296

Operating income	¥12,473	¥178	¥3,358	¥433	¥16,442	¥(59)	¥16,383

Third quarter ended December 31, 2005	Japan	Americas	Europe	Asia /Oceania /Others	Total	Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$416,390	$85,812	$162,265	$18,906	$683,373	—	$683,373
Intersegment	105,785	1,228	2,770	1,118	110,901	$(110,901)	—

Total	522,175	87,040	165,035	20,024	794,274	(110,901)	683,373
Operating expenses	416,525	85,533	136,592	16,356	655,006	(110,401)	544,605

Operating income	$105,650	$1,507	$28,443	$3,668	$139,268	$(500)	$138,768

Note:	1.	For the purpose of presenting its operations in geographic areas above, the Company and its subsidiaries attribute revenues from external customers to individual countries in each area based on where products are sold and services are provided.

Notes:

1.	The U.S. dollar amounts included herein represent a translation using the mid price for telegraphic transfer of U.S. dollars as of December 29, 2005 of ¥118.06 to $1 and are included solely for the convenience of the reader. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be converted into U.S. dollars at the above or any other rate.

2.	The consolidated financial statements presented herein were prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

3.	Comprehensive income for the nine months ended December 31, 2004 and December 31, 2005 and for the year ended March 31, 2005 consisted of the following:

	Millions of yen			Thousands of U.S. Dollars
	Nine months ended December 31, 2004	Nine months ended December 31, 2005	Year ended March 31, 2005	Nine months ended December 31, 2005
Net income	¥10,015	¥16,640	¥10,486	$140,945
Other comprehensive income (loss):
Foreign currency translation adjustments	538	1,606	2,285	13,603
Net unrealized gains on available-for-sale securities	(147)	(129)	(20)	(1,092)
Adjustment for minimum pension liabilities	—	—	71	—

	391	1,477	2,336	12,511

Comprehensive income	¥10,406	¥18,117	¥12,822	$153,456

Subsequent Event

On February 1, 2006, the Company and Internet Initiative Japan Inc. (headquartered in Chiyoda-ku Tokyo, hereafter referred to as “IIJ”) have established a joint venture company, “Internet Revolution Inc.”, to operate comprehensive portal sites. The summary of the joint venture company is as shown below.

1.	Summary of the joint venture company
(1)	Registered name	Internet Revolution Inc
(2)	Date of incorporation	February 1, 2006
(3)	Head office location	6-10-1, Roppongi, Minato-ku, Tokyo (Roppongi Hills)
(4)	Capital	1,250 million yen
(5)	Amount of investment	2,500 million yen
(6)	Investment ratio	Konami 70% IIJ 30%
* Internet Revolution Inc. will become a consolidated subsidiary of Konami and an equity method affiliate of IIJ
(7)	Main business	Operating the Internet portal sites